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                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
                                                / OMB Number:        3235-0287 /
                                                / Expires: December 31, 2001   /
                                                / Estimated average burden     /
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| FORM 4 |                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

         Thiry                       Kent                              J
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        (Last)                      (First)                        (Middle)

21250 Hawthorne Boulevard, Suite 800
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                                   (Street)

       Torrance                        CA                             90503
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol   DaVita Inc. (DVA)
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year                  05/2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)      06/2001
                                               ---------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     X  Director     X  Officer             ___ 10% Owner    ___ Other
    ---             ---
                        (give title below)                       (specify below)

    Chairman & CEO
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)
      X  Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            05/14/01   M             250,000        A        $2.6875                               D
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Common Stock            05/14/01   M              25,000        A        $5.1354                               D
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Common Stock            05/14/01   S              40,887        D       $18.7435                               D
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Common Stock            05/15/01   S             166,950        D       $18.7081                               D
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Common Stock            05/16/01   S              67,163        D       $18.6596                4,166/1/       D
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Common Stock                                                                                   55,500          I         By Trust
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

             Potential persons who are to respond to the collection
       of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Stock Options (Right to buy)          $2.6875             05/14/01          M                                    250,000
-----------------------------------------------------------------------------------------------------------------------------
Stock Options (Right to buy)          $5.1354             05/14/01          M                                     25,000
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

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion         Title   Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                  (2)
Stock Options (Right to buy)   03/29/01 03/29/05 Common Stock   250,000           $0         250,000             D
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Stock Options (Right to buy)   10/18/00 01/26/10 Common Stock    25,000           $0         475,000             D
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Explanation of Responses:
                                                                                /s/ Kent J Thiry                     August 30, 2002
                                                                                -------------------------------      ---------------
            See attached page(s)                                                **Signature of Reporting Person            Date

                                                                                Thiry, Kent J
** Intentional misstatements or omissions of facts constitute Federal           21250 Hawthorne Boulevard, Suite 800
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                Torrance CA 90503
Note: File three copies of this form, one of which must be manually signed. If  DaVita Inc. (DVA)
space provided is insufficient, see Instruction 6 for procedure.                05/2001

             Potential persons who are to respond to the collection
       of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)              Explanation of Responses

   Name: Thiry, Kent J                            Statement for Month/Year:  05/2001
         21250 Hawthorne Boulevard, Suite 800                  Issuer Name:  DaVita Inc. (DVA)

         Torrance CA 90503
-----------------------------------------------------------------------------------------------

Note: 1  Acquired under the Company Employee Stock Purchase Plan in January
         2001.

Note: 2 125,000 of the indicated options vested on 3/29/01. The vesting of the remaining 125,000 options was accelerated on 6/27/00 due to DaVita's stock price closing at $5.01 or above for 10 of 20 consecutive trading days.